# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: InterCure Ltd., CIK 0001857030
CUSIP: M549GJ111
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 85 Medinat ha-Yehudim Street, Herzliya, Israel (L3), 4676670
Date of event which requires filing of this statement: 03/02/2025
Filed by CIK 0002081490
Persons authorized to receive notices and communications: Alexander Rabinovich, c/o InterCure Ltd., 85 Medinat ha-Yehudim Street, Herzliya, Israel (L3), 4676670, 972 77 460 5012

## Reporting persons
- Alexander Rabinovich (CIK 0002081490): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 0; shared voting power 16,765,453; sole dispositive power 0; shared dispositive power 16,765,453; aggregate amount beneficially owned 16,765,453 (29.4% of the class)
- D.I.M Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 7,747,805; sole dispositive power 0; shared dispositive power 7,747,805; aggregate amount beneficially owned 7,747,805 (14.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: InterCure Ltd.
Address of issuer's principal executive offices: 85 Medinat ha-Yehudim Street, Herzliya, Israel (L3), 4676670
Comment: The aggregate percentage of shares owned by each reporting person named herein is based on 54,512,609 Ordinary Shares outstanding as of April 29, 2025 of the Issuer, as reported in the Issuer's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on May 1, 2025.

## Item 2. Identity and Background
Name of person filing:
This Schedule is being filed by Mr. Alexander Rabinovich, or Mr. Rabinovich, and D.I.M Investments Ltd., an Israeli company, or DIM. DIM is controlled by Mr. Rabinovich, an equity owner who holds shared voting and dispositive power over the securities held by DIM and may be deemed to be the controlling shareholder over the securities held by DIM.

DIM and Mr. Rabinovich, are collectively referred to as the "Reporting Persons."
Residence or business address:
The business address of Mr. Rabinovich is:
c/o, InterCure Ltd.
85 Medinat ha-Yehudim Street
Herzliya, 4676670, Israel

The business address of DIM is:
c/o, D.I.M Investments Ltd.
8 Yehudit Blvd
Tel Aviv-Yafo, 6701608, Israel
Present principal occupation or employment:
Mr. Rabinovich is the Chief Executive Officer, the Chairman and a director and the controlling shareholder of the Issuer. The address of the Issuer's principal business is 85 Medinat ha-Yehudim Street Herzliya, 4676670, Israel.

DIM is a holding company for various investments. The address of DIM is disclosed in Item 2(b) of this Schedule 13D.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Report Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Rabinovich is a citizen of Israel. DIM is an Israeli company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The amount of funds used by Mr. Rabinovich in acquiring in the Private Placement the Ordinary Shares beneficially owned by him as described in further detail in Item 4 of this Schedule 13D, which disclosure is hereby incorporated by reference in its entirety into this Item 3 was $2,777,006. The source of these funds or other funds for the purpose of acquiring, holding, trading or voting the securities held by the Reporting Persons is the Reporting Persons' personal funds or working capital, as the case may be.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. The Reporting Persons hold all securities of the Issuer for investment purposes only.

The Ordinary Shares beneficially owned by the Reporting Persons were purchased in a series of investment transactions prior to the Issuer's initial public offering on the Nasdaq Global Market, and through the transactions described herein below, as well as acquisitions in the open market.

Under the securities purchase agreement dated March 2, 2025 among the Issuer and certain investors, or the Private Placement, the Issuer issued to certain investors, including Mr. Rabinovich, (i) an aggregate of 7,349,896 Ordinary Shares, at a purchase price of NIS 4.83 (approximately $1.34) per ordinary share, at a premium above the opening price of the Ordinary Shares on the TASE on December 16, 2024, which was NIS 4.81 per share, or the Determining Date and (ii) warrants, or the Warrants, that have a term of four years, to purchase up to an additional 7,349,896 Ordinary Shares at an exercise price equal to NIS 5.70 (approximately $1.58), at an 18% premium above the opening price of the Ordinary Shares on the Determining Date, which may further increase the proceeds from the Private Placement up to a total of approximately NIS 77 million (approximately $21.5 million) if the Warrants are fully exercised for cash. The consideration for the allocated securities was determined through negotiations between the Company and the investors, based on the opening share price on the Determining Date. The Private Placement was subject to certain closing conditions, which included the approval of the shareholders of the Company, which was later obtained in February 2025.

The Private Placement closed on March 2, 2025. On March 2, 2025, following issuance of 2,070,393 Ordinary Shares and warrants exercisable into 2,070,393 Ordinary Shares in the Private Placement, Mr. Rabinovich became a beneficial owner of approximately 29.3% of the Ordinary Shares, reflecting an increase from the percentage owned as reported in our Annual Report on Form 20-F for the year ended December 31, 2023, which stated that as of April 1, 2024, Mr. Rabinovich beneficially owned 25.73%.

Mr. Rabinovich serves as the Chief Executive Officer, the Chairman and a director of the Issuer and is the Issuer's majority shareholder. Mr. Rabinovich also controls DIM, holds shared voting and dispositive power over the securities held by DIM and may be deemed to be the controlling shareholder over the securities held by DIM. Accordingly, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

In his capacity as the Chief Executive Officer the Chairman and a director of the Issuer, from time to time, Mr. Rabinovich may receive share options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for officers and directors. In connection with the foregoing, on September 15, 2022, Mr. Rabinovich was granted options to purchase 460,000 Ordinary Shares of the Issuer, which expire four years from the date of issuance with an exercise price of NIS 21.76 per Ordinary Share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Mr. Rabinovich is deemed to beneficially own an aggregate of 16,765,453 Ordinary Shares, representing approximately 29.4% of the outstanding Ordinary Shares. Consists of: (i) 5,240,333 Ordinary Shares, (ii) 460,000 Ordinary Shares issuable upon exercise of options exercisable within 60 days of the date of this Schedule 13D, (iii) 2,070,392 Ordinary Shares issuable upon exercise of warrants exercisable within 60 days of the date of this Schedule 13D, (iv) 7,747,805 Ordinary Shares held by DIM, (v) 1,246,924 Ordinary Shares held by Green Forest Global (A.S.R) Ltd. DIM and Green Forest Global (A.S.R) Ltd. are controlled by Mr. Rabinovich, who holds voting and dispositive power over the securities. The address of DIM is disclosed in Item 2(b) of this Schedule 13D. The address of Green Forest Global (A.S.R) Ltd. is 85 Medinat ha-Yehudim Street, Herzliya, 4676670, Israel.

As of the date hereof, DIM beneficially owns 7,747,805 Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as described in Item 3 and 4, the Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer in the 60 days prior to the date of event that requires the filing of this Statement on Schedule 13D. The Reporting Persons have also not effected any transactions in the Ordinary Shares of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Form of Share Purchase Agreement dated March 2, 2025, by and between InterCure Ltd. and the investors named therein (previously filed as Exhibit 4.5 to the Company's Form 20-F, filed May 1, 2025 and herein incorporated by reference).

2 Form of Ordinary Share Purchase Warrant dated March 2, 2025 (previously filed as Exhibit 4.5 to the Company's Form 20-F, filed May 1, 2025 and herein incorporated by reference).

3 Option Agreement dated September 21, 2022, by and between InterCure Ltd. and Alexander Rabinovich.

4 Joint Filing Agreement dated November 18, 2025, by and between the Reporting Persons.

## Signatures
- Alexander Rabinovich: /s/ Alexander Rabinovich, Alexander Rabinovich (12/09/2025)
- D.I.M Investments Ltd.: /s/ Alexander Rabinovich, Alexander Rabinovich, Director (12/09/2025)